Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) of Platinum Energy Resources, Inc. (OTC Bulletin Board: PGRI.OB). The Offer (as defined below) is made solely by the Offer to Purchase dated May 26, 2011, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than Pacific International Group Holdings LLC. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would not be in compliance with the laws of such jurisdiction. In those jurisdictions where securities laws, blue sky laws or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Pacific International Group Holdings LLC by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Pacific International Group Holdings LLC.

Notice of Offer to Purchase for Cash

Up to All Outstanding Shares of Common Stock

of

Platinum Energy Resources, Inc.

at a Purchase Price of $1.50 Per Share

by

Pacific International Group Holdings LLC

Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”), is offering to purchase up to all of the outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by Pacific, at a price of $1.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, upon the terms and subject to the conditions specified in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Shareholders of record whose Shares are registered in their own names and who tender their Shares directly to BNY Mellon Shareowner Services will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares, in connection with the Offer. Shareholders of Platinum who hold their Shares through brokers, dealers, commercial banks, trust companies or other nominees must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

If the Offer is consummated and all Shares are validly tendered or a sufficient number of Shares are tendered such that Pacific will own at least 90% of the outstanding Shares when combined with the Shares that Pacific currently owns and, subsequently, a short-form merger under Delaware law is consummated, Platinum thereafter will be a wholly-owned subsidiary of Pacific or another affiliated entity. If a short-form merger is consummated, untendered Shares will be converted into the right to receive cash equal to $1.50 per Share, subject to applicable withholding of U.S. federal, state and local taxes and without interest. In addition, if the purchase of Shares pursuant to the Offer results in fewer than 300 holders of record of Shares, Platinum may file a Form 15 to evidence the termination of Platinum’s duty to file reports pursuant to Section 15(d) of the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met.

If the Offer is not consummated, Pacific will evaluate its options with respect to Platinum. These include doing nothing, purchasing Shares in the open market or privately-negotiated transactions, making a new tender offer or seeking to negotiate a merger or other business combination with Platinum. Pacific cannot give assurance as to the price per Share that it may pay in any such future acquisition of Shares or the effect any such actions could have on the trading price of the Shares.

THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 24, 2011 UNLESS PACIFIC EXTENDS THE TENDER OFFER.

The Offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition (the “Threshold Condition”) that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute, together with the number of Shares currently owned by Pacific, at least ninety percent (90%) of the outstanding Shares (including Shares purchased through exercise of outstanding stock options, but excluding Shares held in treasury) immediately prior to the expiration of the Offer. Pacific currently holds 13,593,430, or 60.13%, of the outstanding Shares, and an additional 6,757,462, or 29.89%, of the outstanding Shares are subject to letter agreements (each, a “Letter Agreement” and collectively, the “Letter Agreements”) with certain shareholders requiring such Shares to be tendered in the Offer.  Accordingly, if the Shares subject to the Letter Agreements are tendered into the Offer as required under the Letter Agreements, Pacific will hold 20,350,892, or 90.02%, of the outstanding Shares, and the Threshold Condition will be satisfied.

The Offer is subject to certain other conditions described in the Offer. Except for the Threshold Condition, each of the conditions to the Offer may, to the extent permitted by applicable law, be amended or waived by Pacific in its sole discretion and Pacific reserves the right to terminate the Offer at any time. There is no financing condition to the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Pacific will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, Pacific will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Pacific gives oral or written notice to the Depositary, as agent for the tendering shareholders, of Pacific’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Pacific and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer price for Shares be paid, regardless of any delay in making such payment.

Except as set forth in the Offer to Purchase, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase on or prior to the Expiration Date.

Under no circumstance will interest be paid on the Offer price, regardless of any extension of or amendment to the Offer or any delay in making payment.

For purposes of the Offer and as used herein and in the Offer to Purchase, the term “Expiration Date” means 5:00 p.m., New York City time, on June 24, 2011, unless Pacific shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Pacific, shall expire.

If Pacific decides to extend the Offer, Pacific will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such Shares. Shares that are tendered pursuant to the Offer may be withdrawn using the procedures described in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase at any time on or prior to the Expiration Date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Offer—Section 3—Procedures For Tendering Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in “The Offer—Section 3—Procedures For Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date or during a subsequent offering period, if the Offer is amended to provide for one. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Pacific in its sole discretion, whose determination will be final and binding. None of Pacific, the Depositary, the Information Agent (as defined in the Offer to Purchase) or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Offer to Purchase, the related Letter of Transmittal (and other materials related to the Offer) will be mailed to record holders of Shares, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Platinum’s shareholders list, or, if applicable, who are listed as participants in a clearing agency’s security position listing.

For U.S. Holders (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase), the sale or exchange of Shares pursuant to the Offer or a short-form merger generally will be a taxable transaction for U.S. federal income tax purposes. For Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase), it is unclear whether any gain realized upon the sale of Shares pursuant to the Offer or a short-form merger will be subject to U.S. federal income tax, and Pacific intends to instruct the Depositary to assess U.S. federal withholding tax at a 10% rate on the gross proceeds paid to Non-U.S. Holders. A summary of the U.S. federal income tax consequences of the Offer is described in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations” in the Offer to Purchase.

Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer, including such holder’s status as a U.S. Holder or Non-U.S. Holder, and any tax consequences that may arise under the laws of any state, local, or non-U.S. taxing jurisdiction and the possible effects of changes in U.S. federal tax laws and other tax laws.

Pacific expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect.

The information required to be disclosed by Rule 13e-3(f)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference in this notice.

The Offer to Purchase and related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer, and copies will be furnished promptly at Pacific’s expense.

The Information Agent for the Offer is:

BNY Mellon Shareowner Services

480 Washington Boulevard, 27th Floor

Jersey City, NJ 07310

Banks and Brokers Call Collect: 201-680-6676

All Others Call Toll-Free: 866-277-8134

May 26, 2011